Kerry H. Ducey, Esq. Direct Dial: (312) 876-7696 kerry.ducey@lw.com	Sears Tower, Suite 5800 233 S. Wacker Dr. Chicago, Illinois 60606
Tel: +312.876.7700 Fax: +312.993.9767 www.lw.com

FIRM / AFFILIATE OFFICES
June 20, 2007 Ibolya Ignat Staff Accountant Office of Healthcare and Insurance Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549	Barcelona Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Madrid Milan Moscow Munich	New Jersey New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	VIA Pharmaceuticals, Inc. Form 8-K/A

Dear Ms. Ignat:

On behalf of VIA Pharmaceuticals, Inc., a Delaware corporation (“VIA”), we hereby transmit for filing under the Securities Exchange Act of 1934, as amended, Amendment No. 1 (the “Amendment” ) to VIA’s Current Report on Form 8-K filed on June 11, 2007 (the “8-K”).

This letter also responds to the June 13, 2007 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of Item 4.01 of the 8-K. VIA’s responses are as follows. For your convenience, the Staff’s comments are reproduced in bold type and are followed by VIA’s response.

General

1.	Please amend your filing to specify whether, during your past two fiscal years through the date of engagement (June 5, 2007), you consulted Deloitte & Touche LLP regarding any of the matters outlined in Item 304(a)(2) of Regulation S-K.

Response: In response to the Staff’s comment, we have amended our disclosure under Item 4.01 of the 8-K to clarify that during the last two fiscal years and from January 1, 2007 through June 19, 2007, the date as of which Deloitte & Touche LLP accepted the appointment as the Company’s independent registered public accounting firm, Deloitte and Touche LLP has not consulted with the Company regarding any of the matters outlined in Item 304(a)(2) of Regulation S-K.

2.	Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Ernst & Young LLP, as required by Item 403(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

Ibolya Ignat

June 20, 2007

Response: In response to the Staff’s comment, we have filed as Exhibit 16.1 an updated letter from Ernst & Young LLP dated June 20, 2007, as required by Item 403(a)(3) of Regulation S-K.

If you have any questions regarding the foregoing responses or the enclosed Amendment, or need additional information, please do not hesitate to contact me at (312) 876-7696.

Very truly yours,

/s/ Kerry H. Ducey
Kerry H. Ducey

Enclosure

Ibolya Ignat

June 20, 2007

ACKNOWLEDGEMENT

VIA Pharmaceuticals, Inc. (the “Company”) hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes in disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ James G. Stewart
James G. Stewart, Senior Vice President
Chief Financial Officer and Secretary